PMI VENTURES LTD.

Management Discussion and Analysis

QUARTERLY REPORT – March 31, 2004

This Management Discussion and Analysis of PMI VENTURES LTD. (the "Company") provides analysis of the Company's financial results for the three-month period ended March 31, 2004. The following information should be read in conjunction with the accompanying unaudited financial statements and the notes to the unaudited financial statements.

1.1              Date of Report:                                      May 31, 2004

1.2              Overall Performance

Nature of Business and Overall Performance

PMI Ventures Ltd. is a public company listed on the TSX Venture Exchange under the symbol: PMV and is engaged in the business of exploration and development of natural resource properties. In 2003, the Company's principal business activity was the acquisition and exploration of mineral property interests. On November 22, 2002, the Company entered into negotiations and executed a Letter Agreement with Goknet Mining Company Limited of Accra, Ghana, a privately-held Ghanaian corporation, to enter into an option and joint venture agreement to further develop Goknet's Ashanti II Project, prospective primarily for gold, located in Ghana, West Africa. In addition, the Company has residual interests in an oil and gas property (see Note 6 of the Notes to the Consolidated Financial Statements). However, the Company is not pursing additional or new exploration in this area.

During the first quarter of 2004, the Company's long-term president, Mr. Arthur T. Fisher, passed away suddenly. Mr. Laurie Sadler was appointed president. The Company has struggled during the first few months of this year and in now making good strides in the re-structuring of the board of directors and re-affirming both corporate goals and the direction of activities. At the Company's Annual General Meeting scheduled for June 24, 2004, the shareholders will have the asked to consider the appointment a new board for the current year. Included as nominees are: Mr. Leonard Dennis, a returning director; Mr. Douglas MacQuarrie, P.Geo (B.C.), currently VP Exploration for the Company; and, Mr. Bruno Mosimann, who has extensive financial experience. Further, Mr. Philip Martin, with an expertise in corporate mining and international finance, will remain as a special advisor to the board.

Despite corporate difficulties encountered early in the year, the Company is pleased with the results to date of its exploratory drill program since potentially economic gold mineralized zones have been identified to date at both the Fromenda Grid "B" area and at Kukunapi over significant widths.

Much of Ghana's gold production is from very large low-grade gold deposits such as those of Newmont, 15,000,000 tons at 1.82 g/t, and at Consolidated Goldfields of South Africa, 168,400,000 at 1.66 g/tons.

During the first quarter of 2004, the Company announced that it has received its best results to date: 04FBDDH07 returned 9 metres at 8.76 g/t Au and 22.65 metres at 5.65 g/t Au from its ongoing diamond drill program on the Fromenda concession, one of nine exploration concessions and applications which comprise its Ashanti II Gold Project.

This result is particularly important as it represents a 60% increase in contained gold over the previous best drill hole (207 g/t Au metres versus 128 g/t Au metres) and demonstrates that the structures and geology that host the gold mineralization along the 40 kilometres strike length of the PMI controlled property, can yield potentially mineable underground grades and large widths. Current operating mines in Ghana use a minimum 6 g/t Au as the target grade for underground mineable ore and 1.2 g/t Au for open cut operations.

Management is committed to the revitalization of the Company and has a two-pronged approach: (1) proposed changes to the board of directors to bring greater depth and experience to the organization and; (2) additional fund-raising, at acceptable prices, to increase cash reserves and allow for continued aggressive exploration of the Ghanaian concessions comprising the Company's Ashanti Gold Project.

1.3              Results of Operations for the Three-Month Period Ended March 31, 2004

Revenue and Interest Income

The Company does not generate any cash flow and has no income other than minor gas sales and other income, which is comprised primarily of interest income. The Company relies on equity financings for its working capital requirements and to fund its planned exploration and development activities. Interest income for the first quarter of 2004 was $4,451 (2003 - $1,256, the increase being attributable to much higher cash balances invested during the period.

Administrative Expenses

There was a loss of $201,832 for the period ended March 31, 2004, or $0.01 per share. Comparatively, the loss for the same period in 2003 was $164,293, or $0.02 per share.

The Company's costs increased during the first quarter of 2004 over the prior year. General & administrative expenses increased by $40,597 to $206,146 (2003 - $165,549). However, $71,760 of this increase is attributable to a non-cash transaction wherein stock based compensation was realized under the Black-Scholes option-pricing method, booked as wages and benefits, when the Company issued 350,000 stock options to directors. This amount is offset by a balance sheet credit to contributed surplus of $71,760. Thus, the normalized loss after this item would be $134,386. Amortization increased by $775 (2003 - $318). Bank charges and interest increased from $568 in 2003 to $1,363. The reasons for this rise in expense are the increased number of transactions and services charges pertaining to wire transfers to transact business in Ghana. There was an increase of $3,066 (2003 - $21,802) in investor relations. Investor relations activities for the first quarter of 2004 were comprised of: $13,409 with respect to the2003 PDAC trade show in Toronto; $9,331 for shareholder communications and $2,128 for news wire services. Management fees for the period were $18,850 (2003 -$12,000). Office and miscellaneous expenses decreased by $4,644 (2003 - $14,555) due to a reversal of an amount of $8,585 accrued in a prior year – otherwise the costs are fairly comparable to those of the previous year, increasing marginally as a reflection of greater business activity. The most significant difference between the 2004 and 2003 periods is the lack of professional fees in 2004 (2003 - $28,003). During 2004, the Company sought to bring in-house several activities previously farmed-out. Further, during the first quarter of 2003 the Company was completing the Letter Agreement with Goknet in respect of the Ghanaian properties and undertaking legal property title searches which contributed greatly to the $28,003 in legal fees. Transfer agent and regulatory fees decreased significantly to $3,500 (2003 - $13,983). This is due to the fewer number of filings performed by the Company during the more recent period. Travel and promotion also decreased over 2003 levels. A reduction of $11,112 in 2004 is explained by the lack of travel by the chief executive officer to the Company's Ghanaian mineral property interests during the period.

Cash decreased by $394,065 during the quarter, as compared to an increase of $841,800 in 2003. Operating activities in 2004 used cash of $291,343. In 2004 there were $Nil cash flows whereas in 2003 a net amount of $1,097,168 was realized from capital stock issuances after taking into account related costs. A total of $96,210 (2003 - $193,297) was invested in the Company's mineral properties in 2004. At March 31, 2004, the Company held cash and cash equivalents of $473,541 and had $1,000,000 invested in a short-term investment (see Note 4 to the financial statements).

1.4              Selected Annual Information
Fiscal Year	2003	2002	2001
Net Sales	Nil	Nil	Nil
Loss	$997,474	$205,090	$113,111
Basic and diluted loss per share	$0.07	$0.04	$0.04
Net Loss	$1,018,341	$506,134	$107,768
Basic and diluted net loss per share	$0.07	$0.09	$0.04
Total Assets	$4,634,113	$189,600	$378,953
Total Long-term liabilities	Nil	Nil	Nil
Cash dividends per share, common	N/A	N/A	N/A

The Company's recorded loss for each of the three years has fluctuated greatly, growing significantly since 2001. This change is directly correlated with the increase in business activities undertaken by the Company during the two more recent years. In 2001, the Company was fairly inactive and it was not until near the end of fiscal year 2002 that the Company acquired the current mineral property interests in Ghana. Exploration of these mineral property interests did not commence until 2003. The basic and diluted loss per share for each of the years peaked in 2002 at $0.09 but was $0.07 at the end of fiscal 2003. Similarly, net loss has increased sharply over the two more recent years. Further, it is anticipated that 2004 will see a continuation of this trend.

1.5             Summary of Quarterly Results

	2003				2002
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Net Sales	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Loss	$ 165,549	$ 144,650	$ 199,215	$ 488,060	$ 30.595	$ 29,537	$27,852	$ 147,670
Basic and diluted loss per share	$ 0.02	$ 0.01	$ 0.01	$ 0.07	$ 0.00	$ 0.01	$0.00	$ 0.00
Net Loss	$ 164,293	$ 137,570	$ 195,204	$ 521,274	$ 30,572	$ 24,118	$22,319	$ 429,129
Basic and diluted Net Loss per share	$ 0.02	$ 0.01	$ 0.01	$ 0.07	$ 0.02	$ 0.01	$ 0.00	$ 0.01

During the 2002 fiscal year end, the Company wrote-down its interest in oil and gas properties by $312,232. There were no such similar write-down in 2003.

This financial data has been prepared in accordance with Canadian generally accepted accounting principles and all figures are stated in Canadian dollars.

1.6              Liquidity and Capital Resources

At March 31, 2004, the Company had working capital of $1,483,009 and a cash balance of $473,541 as compared to a December 31, 2003 working capital of $2,220,161 and cash balance of $867,606. Further, the Company held $1,500,000 in short-term investments at December 31, 2003. This investment had decreased to $1,000,000 by March 31, 2004.

During the first quarter of 2004, the Company continued its exploration of the Ghanaian mineral property interests, expending an additional $595,135 for, primarily, diamond drilling and related exploration costs (see Note 5 to the financial statements). Drilling has been halted pending the receipt and analysis of 3DIP survey information, which is currently underway. It is anticipated that this survey will better help to delineate and identify targets of interest for further exploration and/or drilling.

Currently, the Company has sufficient funds to carry out planned exploration work on the Ghanaian mineral property interests and to meet administrative expenses; however, it is anticipated that additional funds will be required shortly for continued mineral property exploration and general working capital purposes. The Company is currently considering its options with respect to obtaining such funds. A brokered private placement (see Note 13(b) to the financial statements) was announced subsequent to the first quarter of 2004; however, due to prevailing market conditions and management's concerns regarding dilution levels, it is unlikely that this financing will be completed. Alternate sources of fund raising are a priority for the proposed new management of the Company and will be addressed in the near future.

Further, the Company has 711,667 stock options outstanding exercisable at $0.25 per share which are currently "in-the-money". The exercise of these options would generate a total of $177,917 in cash. A further 853,332 stock options are "out-of-the-money"; however, management has proposed to the shareholders that the strike price of these options be decreased. Should a majority of disinterested shareholders approve this motion, these options could represent a further source of funds without incurring additional dilution.

The Company's continued development is contingent upon its ability to raise sufficient financing both in the short and long term. There are no guarantees that additional sources of funding will be available to the Company; however, management is committed to pursuing all possible sources of financing.

1.7              Off-Balance Sheet Arrangements

At March 31, 2004, the Company had no material off-balance sheet arrangements such as guarantee contracts, contingent interest in assets transferred to an entity, derivative instruments obligations or any obligations that trigger financing, liquidity, market or credit risk to the Company.

1.8              Transactions with Related Parties

During the first quarter ended March 31, 2004, the Company paid $18,850 to companies related via a common director with respect to management fees.

During the first quarter of fiscal 2004, the Company paid or accrued $231,918 (2003 - $128,038) with respect to the Company's Ghanaian operations and project management of mineral property exploration activities to a company related by virtue of its having a director who is also an officer of the Company.

At March 31, 2004, companies related via a common director owed the Company $55,697 with respect to shared office and labour costs. The Company is currently pursuing payment of these monies.

1.9              Proposed Transactions

There are currently no material proposed transactions being pursued or negotiated by the Company.

1.10             Changes in Accounting Policies including Initial Adoption

There have been no changes in the Company's existing accounting policies.

During the year ended December 31, 2003, the Company elected to adopt the fair value method to value all stock based compensation. Under the transitional provisions of Section 3870, the method has been applied prospectively. In the first quarter of fiscal 2004, the Company granted 350,000 stock options to directors. As a result, the stock-based compensation recognized, using the Black-Scholes option-pricing model, was $71,760 and was recorded as wages and benefits. This amount was recorded as contributed surplus on the balance sheet. The assumptions used for the Black-Scholes calculation were: a term of five years; a risk free interest rate of 4.06%; and an expected volatility of 40.93% .

1.11             Financial Instruments and Other Risks

The Company's financial instruments consist of cash and cash equivalents, receivables, due from related parties, short term investment, accounts payable and accrued liabilities and due to related parties. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest or credit risks arising from the financial instruments. The fair market values of these financial instruments approximate their carrying values, unless otherwise noted.

The Company is exposed to financial risk arising from fluctuations in foreign exchange rates and the degree of volatility of these rates. The Company does not use derivative instruments to reduce its exposure to foreign currency risk.

As substantially all of the Company's mining operations are conducted in Ghana, the Company is subject to different considerations and other risks not typically associated with companies operating in North America and Western Europe. These include risks associated with, among others, political, economic and legal environments and foreign currency exchange. The Company's results may be adversely affected by changes in the political and social conditions in Ghana and by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion and remittance abroad, and rates and methods of taxation, amongst other things.

In conducting business, the principal risks and uncertainties faced by the Company center around exploration and development and metal prices and market sentiment. The prices of metals fluctuate wildly and are affected by many factors outside of the Company's control. The relative prices of metals and future expectations for such prices have a significant impact on the market sentiment for investment in mining and mineral exploration companies. The Company relies on equity financing for its working capital requirements and to fund its exploration programs. The Company does not have sufficient funds to put any of its resource interests into production from its own financial resources. There is no assurance that such financing will be available to the Company, or that it will be available on acceptable terms.